UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

NUVEEN ARIZONA DIVIDEND ADVANTAGE MUNICIPAL FUND 2

(Name of Issuer)

MUNICIPAL AUCTION RATE CUMULATIVE PREFERRED SHARES SERIES W

(Title of Class of Securities)

67071P206

(CUSIP Number)

November 30, 2008

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b) [ ] Rule 13d-1(c) [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67071P206	13G	Page 2 of 5 Pages

1.	Name of Reporting Persons JPMORGAN CHASE & CO.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 96
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 96
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 96
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9): 13.0%
12.	Type of Reporting Person (See Instructions): HC

Item 1(a).

Name of Issuer

Nuveen Arizona Dividend Advantage Municipal Fund 2

Item 1(b).

Address of Issuer’s Principal Executive Offices

333 West Wacker Drive, Chicago, Illinois 60606

Item 2(a).

Name of Person Filing

JPMorgan Chase & Co.

Item 2(b).

Address of Principal Business Office or, if None, Residence

270 Park Ave.

New York, NY 10017

Item 2(c).

Citizenship

Delaware

Item 2(d).

Title of Class of Securities

Municipal Auction Rate Cumulative Preferred Shares Series W

Item 2(e).

CUSIP Number

67071P206

Item 3.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)

[   ] Broker or dealer registered under Section 15 of the Exchange Act;

(b)

[   ] Bank as defined in section 3(a)(6) of the Exchange Act;

(c)

[   ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)

[   ] Investment company registered under Section 8 of the Investment Company Act;

(e)

[   ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)

[   ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)

[X] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)

[   ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)

[   ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)

[   ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.

Ownership

(a)

Amount beneficially owned:

96

(b)

Percent of class:

13.0%

(c)

Number of Shares as to which the Reporting Person has:

(i)

Sole power to vote or to direct the vote:

96

(ii)

Shared power to vote or to direct the vote:

0

(iii)

Sole power to dispose or to direct the disposition of:

96

(iv)

Shared power to dispose or to direct the disposition of:

0

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following…. [  ] .

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

This notice is filed on behalf of JPMorgan Chase & Co. and its wholly owned Subsidiary J.P. Morgan Securities Inc.

Item 8.

Identification and Classification of Members of the Group.

Not Applicable

Item 9.

Notice of Dissolution of Group.

Not Applicable

Item 10.

Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2008

JPMORGAN CHASE & CO.

BY: /s/ ANTHONY J. HORAN

NAME: ANTHONY J. HORAN

TITLE: CORPORATE SECRETARY